UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-6453

Issuer: NATIONAL SEMICONDUCTOR CORPORATION
Exchange: NYSE ARCA, INC.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 2900 Semiconductor Drive
Santa Clara, California 95052-8090
Telephone Number: 408-721-5000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock $0.50 par value per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17 CFR 240.12d2-2(a)(1)
17 CFR 240.12d2-2(a)(2)
17 CFR 240.12d2-2(a)(3)
17 CFR 240.12d2-2(a)(4)
Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.¹

Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, National Semiconductor Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 13, 2006	By	//S// John M. Clark III	Senior Vice President, General Counsel and Secretary
Date		Name	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

National Semiconductor Corporation hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on NYSE Arca, Inc. at the opening of business on December 26, 2006, pursuant to the provisions of Rule 12d2-2(c).